UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2021

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Financial Statements

The unaudited condensed consolidated financial statements for Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”), as of and for the three-month periods ended March 31, 2021 and 2020, and the Operating and Financial Review and Prospects of Enlivex for the corresponding periods are furnished as Exhibits 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and incorporated by reference into Enlivex’s registration statements on Forms F-3 and F-3MEF (File No. 333-232413, File No. 333-232009 and File No. 333-252926), filed with the Securities and Exchange Commission.

Exhibit No.

99.1	Unaudited condensed consolidated financial statements for Enlivex as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020.
99.2	Operating and Financial Review and Prospects as of and for the three month periods ended March 31, 2021 and 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: May 28, 2021

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